UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
For the month of  July 2006
000-50109
(Commission File Number)
AMS HOMECARE INC.
(Registrant's Name)
1360 Cliveden Avenue - Delta, BC V3M 6K2
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
☑ Form 20-F
☐ Form 40-F
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule?12g3-2(b) under the Securities Exchange Act of 1934.
☐ Yes
☑ No
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule?12g3-2(b): 82-

UPDATE TO JULY 10, 2006 RELEASE

Vancouver, B.C. July 26, 2006 -
AMS Homecare Inc. (OTCBB:AHCKF), is pleased to provide an update to the news release filed on July 10, 2006.

The delay in the release of its financial statements was discussed in the release and certain statements were made about the actions of Cinnamon Jang Willoughby & Company and a partner at that firm, Ron Miller, and their role in conducting an audit review of the AMS Homecare financial statements.
The purpose of this press release is to provide some further clarification of the events and comments made in the July 10, 2006 release and to provide an update on matters.
As per the AMS financial statements, the company issued 189 million shares to a variety of people including the president, the CEO, directors and employees. The company, with the benefit of legal advice, determined that it was appropriate to use a discounted market price of the shares as the amount of the expense reflected in the financials.
The Audit was started on May 8, 2006 and financial statements were to be completed and filed by June 28, 2006; however, when Mr. Miller commenced his review on July 4, 2006, he advised the company that the expense related to the issuance of the shares should be calculated based on the fair market value of the company which he would have expected to be in the range of $6 million Cdn..
Subsequently, on July 6, 2006, Mr. Miller advised the company that his members of his firm in the
United States
took a different view and advised the company that they expected a value of between $600,000.00 and $800,000.00.
Mr. Miller advised that the company should prepare, or have prepared an analysis of the fair value of the company in order to determine the share value and expense amount.
The company comments by stating that the company does not understand or agree that the determination of the value of expense for the issuance of the shares should be based on a percentage of the value of the company. No reasonable explanation has been provided by CJW.
In the news release, AMS states that they changed the financials as requested by the auditors. The company clarifies that since the company relied on the auditor, the suggestions and expectation by the auditor resulted in the selection of a median value of $700,000 from the lower end range expected by the auditor of
$600,000
to $800,000.
The Company regrets and apologizes to CJW and Mr. Miller for the tone of the July 10, 2006 news release but only wanted to express its frustration in attempting to file and complete an audit by the June 28, 2006 deadline.

To date the company still has not received an audit opinion letter from Cinnamon Jang Willoughby, Chartered Accountants and as a result of the differences which have arisen with CJW expects it will have to engage new auditors.

The company cannot be delayed any further in releasing its financial statements.
The company will release the First Quarter Results on Friday, July 28, 2006.

About AMS Homecare
Founded in 1989, AMS Homecare is a successful purveyor of mobility equipment; durable, disposable medical products, and patient monitoring technology.
AMS is a
USA
retailer with its own pharmacy/durable equipment store (http://www.65plusstore.com).
With a base of 300-plus dealer customers in
Canada
, the company is moving forward and strengthening its foundation, building an organization capable of serving the needs of the aging populations in
Canada
and the
United States
. More information is available at (http://www.amshomecare.com).

For further information contact:

AMS Homecare:
Daryl Hixt, Corporate Communication
604-273-5173 ext 121
ir@amshomecare.com

Safe
Harbor
Statement:
Statements contained in this fact sheet relating to AMS Homecare that are not historical facts are “forward-looking” under the Private Securities Litigation Reform Act. Forward-looking statements are subject to risks and uncertainties.
Investors should refer to the Full and
Complete
Safe
Harbour
Statement disclosed on the company website, (http://www.amshomecare.com)
Exhibits
None

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 26, 2006	By:	/s/ Harj Gill
Harj Gill Chief Executive Officer